=================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          -------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
               (PURSUANT TO SECTION 14(d)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934)


                     Bryan Steam Corporation
                    (Name Of Subject Company)

                 Burnham Acquisition Corporation
                       Burnham Corporation
                            (Bidders)

                          -------------

             COMMON STOCK, PAR VALUE $10.00 PER SHARE
                  (Title of Class of Securities)

                            117547 109
              (CUSIP Number of Class of Securities)

                          -------------

                       Albert Morrison III
                       Burnham Corporation
                      1241 Harrisburg Avenue
                       Lancaster, PA 17603
                          (717) 293-5800
          (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and
               Communications on Behalf of Bidder)

                             COPY TO:
                      Donald A. Stern, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

                    CALCULATION OF FILING FEE

=================================================================
    TRANSACTION VALUATION*               AMOUNT OF FILING FEE**
-----------------------------------------------------------------
         $29,075,168                          $5,815.03
=================================================================
* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 191,284 shares of Common Stock, par value $10.00 per share, of Bryan Steam Corporation at $152 net in cash per share, which represents all shares reported to be outstanding at September 23, 1998.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  N/A         Filing Party:  N/A
        Form or Registration No.:  N/A       Date File:  N/A


=================================================================

                              14D-1


-----------------------------------------------------------------
CUSIP NO. 117547 109
-----------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Burnham Acquisition Corporation

-----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]                                         b) [ ]
-----------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------
4     SOURCES OF FUNDS
      AF
-----------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                     [ ]
-----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New Mexico

-----------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      106,315* Shares

-----------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES                            [ ]
-----------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
      55.6%
-----------------------------------------------------------------
10    TYPE OF REPORTING PERSON
      CO
-----------------------------------------------------------------

* On September 23, 1998, Burnham Corporation ("Parent") and Burnham Acquisition Corporation ("Purchaser") entered into a stockholders' agreement (the "Stockholders' Agreement") with ten stockholders (the "Proxy Grantors"). Pursuant to the Stockholders' Agreement, upon the terms and subject to the conditions therein, the Proxy Grantors generally have agreed to tender, in accordance with the terms of the tender offer described in this Statement, all of their 106,315 shares of common stock, par value $10.00 per share, of Bryan Steam Corporation. In addition, the Proxy Grantors have granted an irrevocable proxy with respect to such shares to Parent and an irrevocable option, exercisable in limited circumstances, with respect to such shares to Purchaser. These shares are reflected in rows 7 and 9 above. The Stockholders' Agreement is described in more detail in Section 12 of the Offer to Purchase referred to in this Statement.

                              14D-1

-----------------------------------------------------------------
CUSIP NO. 117547 109
-----------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Burnham Corporation

-----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]                                        (b) [ ]
-----------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------
4     SOURCES OF FUNDS
      WC, OO
-----------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                     [ ]
-----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

-----------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      106,315* Shares

-----------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES                            [ ]
-----------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
      55.6%
-----------------------------------------------------------------
10    TYPE OF REPORTING PERSON
      CO
-----------------------------------------------------------------

* On September 23, 1998, Burnham Corporation ("Parent") and Burnham Acquisition Corporation ("Purchaser") entered into a stockholders' agreement (the "Stockholders' Agreement") with ten stockholders (the "Proxy Grantors"). Pursuant to the Stockholders' Agreement, upon the terms and subject to the conditions therein, the Proxy Grantors generally have agreed to tender, in accordance with the terms of the tender offer described in this Statement, all of their 106,315 shares of common stock, par value $10.00 per share, of Bryan Steam Corporation. In addition, the Proxy Grantors have granted an irrevocable proxy with respect to such shares to Parent and an irrevocable option, exercisable in limited circumstances, with respect to such shares to Purchaser. These shares are reflected in rows 7 and 9 above. The Stockholders' Agreement is described in more detail in Section 12 of the Offer to Purchase referred to in this Statement.

      This Schedule 14D-1 Tender Offer Statement (the "Statement") relates to a tender offer by Burnham Acquisition Corporation, a New Mexico corporation ("Purchaser") and a wholly-owned subsidiary of Burnham Corporation, a New York corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $10.00 per share, of Bryan Steam Corporation, a New Mexico corporation, for a purchase price of $152 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 1998 of Purchaser (the "Offer to Purchase") and in the related Letter of Transmittal (collectively, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is Bryan Steam
Corporation, a New Mexico corporation (the "Company"), which has its principal executive offices at P.O. Box 27, Peru, Indiana
46970.

      (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, $10.00 par value (the "Shares"), at a price of $152 net to the seller in cash per share. The offer is for all outstanding Shares. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(d) and (g) This Schedule 14D-1 is being filed by Purchaser and Parent. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and in Annex I (Directors and Executive Officers of Purchaser and Parent) to the Offer to Purchase ("Annex I") is incorporated herein by reference.

      (e)-(f) During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent listed in Annex I (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
        SUBJECT COMPANY.

      (a)-(b) The information set forth in the "Introduction,"
"Section 8. Certain Information Concerning the Company," and
"Section 11. Background of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
        THE BIDDER.

      (a)-(g) The information set forth in the "Introduction," "Section 7. Certain Effects of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)-(b) The information set forth in the "Introduction," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the "Introduction," "Section
11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in the section entitled
"Introduction" and "Section 16. Certain Fees and Expenses" of the
Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      The information set forth in "Section 9. Certain
Information Concerning Parent and Purchaser" of the Offer to
Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

      (a) The information set forth in "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The
Merger Agreement; The Stockholders' Agreement" of the Offer to
Purchase is incorporated herein by reference.

      (b)-(c) The information set forth in the "Introduction," "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" and "Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

      (d) Not applicable.

      (e) Not applicable.

      (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.

(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
(a)(6)   Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7) Text of Joint Press Release dated September 23, 1998, issued by Parent and the Company.
(a)(8)   Form of Summary Advertisement dated September 29, 1998.
(b)      Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of September 23, 1998, among Parent, Purchaser and the Company.
(c)(2) Stockholders' Agreement, dated September 23, 1998, among Parent, Purchaser and certain individuals named therein.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.

                            SIGNATURE

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 29, 1998

                                  BURNHAM ACQUISITION
                                  CORPORATION

                                  By   /s/ Ronald L. Griffith
                                    ----------------------------
                                  Name:  Ronald L. Griffith
                                  Title:  Secretary

                                  BURNHAM CORPORATION

                                  By   /s/ Ronald L. Griffith
                                    ----------------------------
                                  Name:  Ronald L. Griffith
                                  Title: Senior Vice President-Finance
                                         and Secretary-Treasurer

                          EXHIBIT INDEX


(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
(a)(6)   Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7) Text of Joint Press Release dated September 23, 1998, issued by Parent and the Company.
(a)(8)   Form of Summary Advertisement dated September 29, 1998.
(b)      Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of September 23, 1998, among Parent, Purchaser and the Company.
(c)(2) Stockholders' Agreement, dated September 23, 1998, among Parent, Purchaser and certain individuals named therein.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.